UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             FORM 12b-25

                     NOTIFICATION OF LATE FILING
                       SCHEDULE 14C INFORMATION

(Check One):[X] Form 10-K [ ] Form 20-F [ ] Form 11-K[ ] Form 10-Q [ ]Form N-SAR

                 For Period Ended: December 31, 1999

                 [   ] Transition Report on Form 10-K
                 [   ] Transition Report on Form 20-F
                 [   ] Transition Report on Form 11-K
                 [   ] Transition Report on Form 10-Q
                 [   ] Transition Report on Form N-SAR

                 For the Transition Period Ended: _________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

(PART I   REGISTRANT INFORMATION)

   2TheMart.com, Inc.

Full Name of Registrant

   N/A

Former Name if Applicable

   18301 Von Karman Avenue, 7th Floor

Address of Principal Executive Officer (Street and Number)

   Irvine, California 92612

City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

      | a)   The reasons described in reasonable detail in Part II
      |      of this form could not be eliminated without
      |      unreasonable effort or expense;
      | b)   The subject annual report, semi-annual report,
      |      transition report on Form 10-K, Form 20-F, 11-K, Form
      |      N-SAR, or portion thereof, will be filed on or before
[ X ] |      the fifteenth calendar day following the prescribed due
      |      date; or the subject quarterly report of transition
      |      report on Form 10-Q, or portion thereof will be filed on
      |      or before the fifth calendar day following the
      |      prescribed due date; and
      | c)   The accountant's statement or other exhibit required by
      |      Rule 12b-25(c) has been attached if applicable.

PART III   NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        The Registrant was unable to file its Form 10-K within the prescribed time period due to unanticipated delays in the completion of the audit of the Registrant's financial statements for the period from December 22, 1998 (inception) to December 31, 1999 as a result of the resignation of its independent auditors, Grant Thornton LLP.
The Registrant's newly retained independent auditors Corbin & Wertz are currently conducting an audit of the Registrant's financial statements for the period from December 22, 1998 (inception) to December 31, 1999 and it is anticipated such audit will be completed within 15 calendar days from the date of this notice.

PART IV   OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Steven W. Rebeil         (949)          477-1200
     ----------------      ----------    -----------------
           (Name)          (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d)of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter)period that the registrant was required to file such reports) been filed? If answer is no, identify reports).

                                                        [ X ] Yes  [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [   ] Yes  [ X ] No

                       2TheMart.com, Inc.
_____________________________________________________________________
             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2000                           By: /s/ Steven W. Rebeil
                                               ________________________
                                               Steven W. Rebeil, CEO

March  30,  2000


Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.  20549


Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of 2TheMart.com, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file its Annual Report on Form 10-K for the year ended December 31, 1999 because of unanticipated delays in the completion of the audit due to the recent resignation of its former independent auditors, Grant Thornton, LLP.

We  hereby  advise you that we have read the statement made by the Registrant in
Part III of its filing on Form 12b-25 and agree with the statement made therein.

Very  truly  yours,


/s/ Corbin & Wertz

CORBIN  &  WERTZ